Greenspring Fund, Inc.
c/o U.S. Bancorp Fund Services, LLC
777 E. Wisconsin Avenue, 10th Floor
Milwaukee, Wisconsin  53202

August 8, 2018

VIA EDGAR TRANSMISSION

Ms. Lauren Hamilton and Ms. Mindy Rotter
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Greenspring Fund, Inc. (the “Company”) Securities Act Registration No.: 002-81956
Investment Company Registration No.: 811-03627

Dear Ms. Hamilton and Ms. Rotter:

This correspondence is being filed in response to the oral comments provided to Rachel Spearo of U.S. Bancorp Fund Services, LLC, the Company’s administrator, on July 26, 2018 regarding your review of the shareholder reports filed on Form N-CSR, prospectuses and fund websites for the Company.  For your convenience in reviewing the Company’s response, your comment is included in bold typeface immediately followed by the Company’s response.

Staff Comment:  With respect to the Company’s annual report to shareholders filed on Form N-CSR for the fiscal year ended December 31, 2017, please confirm amounts payable to the Company’s officers, directors, controlled companies or other affiliates are stated separately on the Company’s balance sheet, as required pursuant to Regulation S-X 6-04.

Response:  The Company responds by confirming supplementally that all amounts payable to the Company’s officers, directors, controlled companies or other affiliates have been stated separately on the Company’s balance sheet.

If you have any additional questions or require further information, please contact Rachel Spearo at (414) 765-5208.

Sincerely,

GREENSPRING FUND, INC.

/s/ Charles vK. Carlson
Charles vK. Carlson
President